Exhibit 99.1
Operating and Financial Review

The following discussion should be considered together with our unaudited financial information included with this release and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this release.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview

trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of June 30, 2019, we offered access to more than 3.0 million hotels and other types of accommodation in over 190 countries, including over 1.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 55 localized websites and apps available in 33 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience. In the second quarter of 2019, our revenue share from mobile websites and apps continued to exceed 60%.

Highlights

•	The second quarter of 2019 marked the fourth consecutive quarter with a significant year-over-year improvement in our profitability.

•	We returned to positive Referral Revenue growth in June 2019, compared to the same period in 2018.

•	Net income in the second quarter of 2019 was €5.9 million, compared to a net loss of €20.7 million in the second quarter of 2018.

•	Consolidated ROAS improved to 129.6% in the second quarter of 2019, compared to 110.1% in the same period in 2018.

•	Consolidated Revenue per Qualified Referral ("RPQR") improved significantly, reaching €1.67 in the second quarter of 2019, up 28%, compared to the same period in 2018.

•	The number of Qualified Referrals decreased to 131.3 million in the second quarter of 2019, or by 26%, compared to 177.1 million in the second quarter of 2018.

•	Total revenue decreased to €223.4 million in the second quarter of 2019, compared to €235.0 million in the same period in 2018, representing a decline of 5% period-over-period.

•	Adjusted EBITDA(1) was €18.5 million in the second quarter of 2019, compared to an Adjusted EBITDA loss of €17.7 million in the second quarter of 2018.

•	Reflecting our performance through the second quarter of 2019, we expect our Adjusted EBITDA for 2019 to be between €60 million and €80 million.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended June 30,			Six months ended June 30,
	2019	2018	Δ Y/Y	2019	2018	Δ Y/Y
Total revenue	223.4	235.0	(5)%	432.2	494.4	(13)%
Qualified Referrals (in millions)	131.3	177.1	(26)%	260.6	366.6	(29)%
Revenue per Qualified Referral (in €)	1.67	1.30	28%	1.63	1.33	23%
Operating income/(loss)	10.4	(26.6)	n.m.	23.4	(55.8)	n.m.
Net income/(loss)	5.9	(20.7)	n.m.	13.7	(42.5)	n.m.
Return on Advertising Spend	129.6%	110.1%	19.5 ppts	132.9%	108.9%	24.0 ppts
Adjusted EBITDA(1)	18.5	(17.7)	n.m.	39.4	(39.6)	n.m.
n.m. not meaningful
(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization and Share Based Compensation) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 22 to 23 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Business Overview
Marketing
We believe that building and maintaining our brand and clearly articulating our role in travelers' hotel and other accommodation discovery journey will continue to drive both travelers and advertisers to our platform to connect in a mutually beneficial way. We focus the efforts of our marketing teams and Advertising Spend towards building effective and efficient messaging for a broad audience. The amount and nature of our Advertising Spend varies across our geographic markets, depending on multiple factors including the emphasis we wish to place on profitability versus traffic growth, cost efficiency, marginal effectiveness of our Advertising Spend, local media dynamics, the size of the market and our existing brand presence in that market.

Brand marketing
To grow brand awareness and increase the likelihood that users will visit our websites and use our apps, we invest in brand marketing globally across a broad range of media channels, including TV marketing and online video advertising.

We also generate hotel content as a means of engaging with travelers, which is distributed online via social media and our online magazine. Mobile app marketing remains important given the high usage of that device type.

Performance marketing
We market our services and directly acquire traffic for our websites by purchasing travel and hotel-related keywords from general search engines and through advertisements on other online marketing channels. These activities include advertisements through search engines, such as Bing, Google, Naver and Yahoo! (commonly referred to as Search Engine Marketing, or SEM), and through display advertising campaigns on advertising networks, affiliate websites, social media sites and email marketing (commonly referred to as Display, Email and Affiliate Advertising, or DEA).

Advertiser relations
Our advertiser relations team seeks to provide tailored advice to each of our existing and prospective online travel agencies, or OTAs, providers of alternative accommodation, hotel chains and independent hotel advertisers. We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with advertisers, work with advertisers to help them optimize their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience. We aim to remain in close dialogue with OTAs and hotel chains to better understand each advertiser’s specific needs and objectives in order to offer optimal solutions through our marketplace.

Our advertisers include:

•
OTAs, including large international players, such as brands affiliated with Expedia Group, Inc. ("Expedia Group") and Booking Holdings, Inc. ("Booking Holdings"), as well as smaller, regional and local OTAs;

•	Hotel chains, including large multi-national hotel chains and smaller regional chains;

•	Individual hotels; and

•	Providers of alternative accommodation, such as vacation rental or apartments.

We generate the large majority of our revenue from OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, HomeAway, Orbitz, Travelocity, Hotwire, Wotif and ebookers, the share of our total revenue was 35% and 35% in the second quarter of 2019 and in the six months ended June 30, 2019, respectively, compared to 38% and 38% in the same periods in 2018.

For brands affiliated with Booking Holdings, including Booking.com and Agoda, the share of our total revenue was 39% and 38% in the second quarter of 2019 and in the six months ended June 30, 2019, respectively, compared to 38% and 38% in the same periods in 2018.

Marketplace
We design our algorithm to showcase the hotel room and other accommodation rate offers that we believe will be of most interest to our users, emphasizing those offers that are more likely to be clicked and ultimately booked on our advertisers' websites. We consider booking conversion, which we describe in more detail below, to be a key indicator of user satisfaction on our website. At the core of our ability to match our users’ searches with large numbers of hotel and other accommodation offers is our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers do this by submitting hotel room and other accommodation rates on our marketplace and cost-per-click, or CPC, bids for each user click on an advertised rate for a hotel or other accommodation. By clicking on a given rate, an individual user is referred to that advertiser’s website where the user can complete the booking. Advertisers can submit and adjust CPC bids on our marketplace frequently - as often as daily - on a property-by-property and market-by-market basis, and provide us with information on hotel room and other accommodation rates and availability on a near real-time basis. In addition and as discussed in more detail under "Recent Trends" below, we are in the process of rolling out more granular bidding for certain referrals.

In determining the prominence given to offers and their placement in our search results, including in comparison search results for a given location and on detail pages for a given property, our proprietary algorithm considers a number of factors in a dynamic, self-learning process. These include (but are not limited to) the advertiser’s offered rate for the hotel room or other accommodation, the likelihood the offer will match the user’s accommodation search criteria, data we have collected on likely booking conversion and the CPC bids submitted by our advertisers. In addition, we continue to roll out a rate accuracy score, which is based on a check of the accuracy of hotel and accommodation rates delivered to us compared to those displayed on our advertisers' platforms and which operates as an upward or downward adjustment of advertisers' CPCs in our algorithm. We are continuously optimizing our proprietary algorithm through initiatives such as the rate accuracy score and our ongoing work on the relevance assessment to give our advertisers the flexibility to test and improve their landing pages, while promoting an experience on our website that we believe is optimal for our users. In this context, we have recently been working with our largest advertisers on a large, multi-market test to help us better understand the end-to-end impact on our users’ experience of the aspect of our algorithm that adjusts CPC bids based on the relevance assessment. While we are still waiting for the full results of the test, we plan to continue to cooperate closely with our advertisers to give them further flexibility to promote a seamless user experience across platforms.

We believe the most influential factors impacting bidding behavior for our largest advertisers is the rate at which our Qualified Referrals result in bookings on their websites, or booking conversion, and the amount our advertisers obtain from Qualified Referrals as a result of hotels and other accommodation booked on their sites, or booking value. We refer to the degree to which we are able to capture our share in the overall estimated booking revenues generated by our advertisers from our referrals as "commercialization". The quality of the traffic we generate for our advertisers increases when aggregate booking conversion and/or aggregate booking value increases. We estimate overall booking conversion and booking value from data voluntarily provided to us by certain advertisers to better understand the drivers in our marketplace, and in particular, to gain insight into how our advertisers manage their advertising campaigns. The information we used as the basis for our analysis of the quality of the traffic we referred to our advertisers is subject to a number of uncertainties, including those related to the accuracy of the information we receive from certain of our advertisers and the methodologies we and our advertisers use to track and analyze whether a user ultimately completes a booking. Additional uncertainty may arise when the relative revenue share of advertisers providing this information changes compared to those that do not, as was the case in second quarter of 2019.

Assuming unchanged dynamics in the market beyond our marketplace, we would expect that the higher the potential booking value or conversion generated by a Qualified Referral and the more competitive the bidding, the more an advertiser is willing to bid for a hotel advertisement on our marketplace. This means that the levels of advertisers' CPC bids generally reflect their view of the likelihood that each click on an offer will result in a booking by a user. We believe our product optimization measures have contributed to continuous improvement in our referred traffic quality, which has had a positive effect on our Revenue per Qualified Referral, or "RPQR" in the second quarter of 2019. However, the dynamics in the market beyond our marketplace are not static, and we believe that our advertisers continuously review their Advertising Spend on our platform and on other advertising channels, and continuously seek to optimize the allocation of their spend among us and our competitors.

In addition, changes in foreign exchange rates can amplify or mute changes in these underlying trends in our revenues and RPQR. Although we largely denominate our CPCs in euro and have relatively little direct foreign currency translation with respect to our revenue, we believe that our advertisers’ decisions on the share of their booking revenues they are willing to pay to us are based on the currency in which the hotels being booked are priced. Accordingly, we have observed that advertisers tend to adjust their CPC bidding based on the relative strengthening or weakening of the euro as compared to the local functional currency in which the booking with our advertisers is denominated.

Search platform
We believe that we are reshaping hotel and accommodation discovery for our users, while changing the way advertisers identify, engage with and acquire travelers. Our search platform provides a globally standardized product for users in all segments and forms the core of our user experience. As we provide a search website, users do not book directly on our platform. When they click on an offer for a hotel room or other accommodation at a certain price, they are referred to our advertisers' websites where they can complete their booking.

Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Our platform organizes a large amount of information from multiple sources and gives each user what we believe to be the optimal basis to make a decision. We help users to convert initial interest into a clear and specific booking intention.

With the intention of increasing user retention and booking conversion, while reducing the number of click-outs required to ultimately make a booking, we continued to implement measures aimed at optimizing our platforms and product. We believe these relatively small, incremental changes to our product have resulted, when considered together, in improvements to our product and platforms that continue to positively impact our advertisers' CPC bids on our marketplace. Since we make these changes by optimizing for traffic quality instead of volume, these changes will tend to have a negative impact on Qualified Referrals (in addition to the effect of reduced Advertising Spend), but we believe they have had a positive impact on RPQR.

Recent trends
In the second quarter of 2019, we continued to optimize our Advertising Spend, resulting in the fourth consecutive quarter of significant year-over-year profitability improvement while Referral Revenue declined by 5%, compared to the same period in 2018. In June 2019, Referral Revenue grew, compared to the same period in 2018, while our Advertising Spend in June was somewhat less than in the prior year. We believe this development was significant since the second quarter of 2019 was the first quarter where the comparable prior period also included the partial impact on Referral Revenue from reductions in our Advertising Spend that we started implementing at the end of the second quarter of 2018.

As we optimized our Advertising Spend and continued to implement measures aimed at optimizing our platforms and product (as described above), our Qualified Referrals declined across all segments in the second quarter of 2019. At the same time, we improved the quality of the traffic that we referred to our advertisers, which was evident in the development of Revenue per Qualified Referral ("RPQR") in all segments in the second quarter of 2019. The decline in Qualified Referrals was most pronounced in the Rest of World ("RoW") segment where we had the highest reduction in the Advertising Spend compared to other segments. The improvement in RPQR was the highest in the Americas and Developed Europe segments where we observed the largest improvements in the quality of the traffic that we referred to our advertisers.

The advertising bidding dynamics on our marketplace in the second quarter of 2019 were stable, compared to the same period in 2018, as reflected in broadly stable levels of commercialization. In addition to our work on the relevance assessment discussed above, we have also recently been working on making our marketplace more flexible by introducing more granular bidding for certain referrals. In mid-June 2019, we launched the first two new bid modifiers “time-to-travel” and “length of stay” in a few test markets and plan the full roll out of these modifiers during the third quarter of 2019. Going forward we plan to use the more flexible auction bidding to add modifiers where we believe they can add value to our users and advertisers.

Reflecting our performance in the six months ended June 30, 2019, we expect Adjusted EBITDA for 2019 to be between €60 million and €80 million.

Operating Metrics
We earn substantially all of our revenue when users of our websites and apps click on hotel offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue. We also earn subscription fees for certain services we provide to advertisers, such as Hotel Manager Pro, although such subscription fees do not represent a significant portion of our revenue.

Referral Revenue, Other Revenue, Qualified Referrals & RPQR

Referral Revenue by Segment & Other Revenue (€ millions)
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries, the most significant by revenue of which are Australia, Japan, India, New Zealand, Turkey and Russia. We believe the different trends in our Referral Revenue development in our reportable segments are primarily related to the different stages of the market development and the different levels of optimization in our Advertising Spend in these segments. In Developed Europe, where the decline in Referral Revenue was the lowest in the first six months of 2019, our performance was influenced by the fact that this segment includes the geographic markets where we have operated the longest and where we have the highest level of brand awareness. In RoW, the decline in Referral Revenue was relatively more pronounced, reflecting our relatively shorter operational history, varying levels of brand awareness, rapid increase of spend in the previous years and differing competitive dynamics in the geographic markets included in those segments.

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Δ €	Δ %	2019	2018	Δ €	Δ % Y/Y
Americas	€81.8	€84.1	(2.3)	(3)%	€152.9	€181.3	(28.4)	(16)%
Developed Europe	93.2	92.8	0.4	0%	183.3	197.3	(14.0)	(7)%
Rest of World	44.9	54.2	(9.3)	(17)%	88.8	108.4	(19.6)	(18)%
Total Referral Revenue	€219.9	€231.1	(11.2)	(5)%	€424.9	€487.0	(62.1)	(13)%
Other revenue	3.5	3.9	(0.4)	(10)%	7.3	7.4	(0.1)	(1)%
Total revenue	€223.4	€235.0	(11.6)	(5)%	€432.2	€494.4	(62.2)	(13)%
Note: Some figures may not add due to rounding.

Total revenue decreased by €11.6 million, or by 5%, during the second quarter of 2019, compared to the same period in 2018. Total revenue decreased by €62.2 million, or by 13%, during the six months ended June 30, 2019, compared to the same period in 2018. In the second quarter of 2019 and the six months ended June 30, 2019, revenue levels continued to be negatively impacted by a decline in Qualified Referrals, which was partly offset by an increase in RPQR.

Referral Revenue in the second quarter of 2019 decreased to €81.8 million and €44.9 million, or by 3% and 17%, in Americas and RoW, respectively, while it remained flat in Developed Europe at €93.2 million, compared to the same period in 2018. In each of our segments, Referral Revenue was negatively impacted by a decline in Qualified Referrals, which was mostly offset by an increase in RPQR.

In Americas and Developed Europe, we observed a significant improvement in RPQR, which reflected a broadly similar improvement in the quality of the traffic we referred to our advertisers. The positive impact of the improvement in RPQR was offset by a similar decline in Qualified Referrals in these segments. Referral Revenue in Developed Europe benefited from a later seasonal revenue increase from the Easter holiday, compared to the same period in 2018. In RoW, Referral Revenue was negatively affected by the most pronounced decline in Qualified Referrals, resulting from the highest reduction in the Advertising Spend among the segments, partly offset by improved traffic quality.

Referral Revenue in the six months ended June 30, 2019 decreased to €152.9 million, €183.3 million and €88.8 million, or by 16%, 7% and 18%, in Americas, Developed Europe and RoW, respectively, compared to the same period in 2018. In each of our segments, Referral Revenue was negatively impacted by a decline in Qualified Referrals, which was mostly offset by an increase in RPQR.

Other revenue decreased by 10% to €3.5 million in the second quarter of 2019, compared to €3.9 million in the same period in 2018 mainly driven by a decrease in subscription revenue. In the six months ended June 30, 2019 other revenue slightly decreased by 1% to €7.3 million, compared to the same period in 2018 mainly due to a decrease in subscription revenue, partly offset by an increase in related party revenue and royalties.

Qualified Referrals by Segment (in millions)

	Three months ended June 30,				Six months ended June 30,
	2019	2018	Δ	Δ %	2019	2018	Δ	Δ % Y/Y
Americas	35.0	46.9	(11.9)	(25)%	74.0	106.8	(32.8)	(31)%
Developed Europe	49.4	63.5	(14.1)	(22)%	97.3	133.5	(36.2)	(27)%
Rest of World	46.9	66.7	(19.8)	(30)%	89.3	126.2	(36.9)	(29)%
Total	131.3	177.1	(45.8)	(26)%	260.6	366.6	(106.0)	(29)%
Note: Some figures may not add due to rounding.

In the second quarter of 2019, total Qualified Referrals decreased by 26% as Qualified Referrals decreased by 25%, 22% and 30% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2018. The period-over-period declines in Qualified Referrals were primarily driven by reductions in our Advertising Spend. In Americas and Developed Europe, the decline in Qualified Referrals was broadly similar, though the reduction in the Advertising Spend in Americas was less significant than in Developed Europe. In RoW, the decline in Qualified Referrals was the most pronounced, driven by the higher reductions in our Advertising Spend compared to other segments. The decline in Qualified Referrals also reflected the effect of our ongoing product optimizations, which have resulted in reduced click-out rates across all segments.

In the six months ended June 30, 2019, Qualified Referrals decreased by 29% as Qualified Referrals decreased by 31%, 27% and 29% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2018. The period-over-period decline in Qualified Referrals was broadly similar among all segments, though the period-over-period reduction in Advertising Spend was most significant in RoW compared to other two segments.

Revenue Per Qualified Referral (RPQR)
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. Alternatively, RPQR can be separated into its price and volume components and calculated as follows:

RPQR = RPR x click-out rate
where
RPR = revenue per referral
click-out rate = referrals / Qualified Referrals

RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics.

The following table sets forth the RPQR for our reportable segments for the periods indicated (based on Referral Revenue):

RPQR by Segment (in €)

	Three months ended June 30,			Six months ended June 30,
	2019	2018	Δ %	2019	2018	Δ % Y/Y
Americas	€2.34	€1.79	31%	€2.07	€1.70	22%
Developed Europe	1.89	1.46	29%	1.88	1.48	27%
Rest of World	0.96	0.81	19%	0.99	0.86	15%
Consolidated RPQR	€1.67	€1.30	28%	€1.63	€1.33	23%

The following tables set forth the percentage change year-over-year in each of the components of RPQR for our reportable segments for the periods indicated (other than Qualified Referrals which are discussed above). Percentages calculated below are based on the unrounded amounts and therefore may not recalculate on a rounded basis.

% increase/(decrease) in RPR

	Three months ended June 30,		Six months ended June 30,
	2019 vs 2018	2018 vs 2017	2019 vs 2018	2018 vs 2017
Americas	41.3%	(9.1)%	28.9%	(5.0)%
Developed Europe	41.9%	6.9%	36.5%	5.0%
Rest of World	28.1%	(8.6)%	23.5%	(8.1)%
Consolidated increase/(decrease) in RPR	40.0%	(5.2)%	32.1%	(5.1)%

% increase/(decrease) in number of referrals

	Three months ended June 30,		Six months ended June 30,
	2019 vs 2018	2018 vs 2017	2019 vs 2018	2018 vs 2017
Americas	(31.3)%	(19.7)%	(35.1)%	(12.1)%
Developed Europe	(29.3)%	(27.8)%	(32.3)%	(19.9)%
Rest of World	(35.4)%	0.7%	(33.7)%	8.7%
Consolidated decrease in number of referrals	(32.2)%	(16.2)%	(33.6)%	(8.9)%

% increase/(decrease) in click-out rate referrals

	Three months ended June 30,		Six months ended June 30,
	2019 vs 2018	2018 vs 2017	2019 vs 2018	2018 vs 2017
Americas	(7.9)%	(11.1)%	(6.2)%	(11.6)%
Developed Europe	(9.2)%	(6.7)%	(7.1)%	(6.6)%
Rest of World	(8.1)%	(5.8)%	(6.3)%	(4.7)%
Consolidated decrease in click-out rate referrals	(8.6)%	(7.1)%	(6.5)%	(7.2)%

In the second quarter of 2019, Consolidated RPQR increased by 28% as RPQR increased by 31%, 29% and 19% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2018. The increase was mainly driven by improved traffic quality in all segments, especially in Americas and Developed Europe.

In the six months ended June 30, 2019, Consolidated RPQR increased by 23% as RPQR increased by 22%, 27% and 15% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2018. The increase was driven by improved traffic quality in all segments, especially in Americas and Developed Europe as discussed above.

Return on Advertising Spend
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric.

The following table sets forth the ROAS for our reportable segments for the periods indicated:

	Three months ended June 30,			Six months ended June 30,
	2019	2018	Δ ppts	2019	2018	Δ ppts
ROAS by segment
Americas	124.3%	112.3%	12.0 ppts	125.8%	107.8%	18.0 ppts
Developed Europe	143.9%	127.4%	16.5 ppts	148.6%	127.8%	20.8 ppts
Rest of World	114.8%	87.2%	27.6 ppts	118.5%	86.9%	31.6 ppts
Consolidated ROAS	129.6%	110.1%	19.5 ppts	132.9%	108.9%	24.0 ppts

In the second quarter of 2019, Consolidated ROAS improved to 129.6%, compared to 110.1% in the same period in 2018. ROAS improved by 12.0 ppts, 16.5 ppts and 27.6 ppts in Americas, Developed Europe and RoW, respectively, compared to the same period in 2018.

While we continued to optimize our Advertising Spend by reducing brand marketing expenditure and increased return on investment targets for our performance marketing campaigns, the year-over-year reductions we made in the second quarter of 2019 were less than those we made in recent quarters. Our return on brand marketing spend improved significantly, particularly in RoW.

In the six months ended June 30, 2019, Consolidated ROAS improved to 132.9%, compared to 108.9% in the same period in 2018. ROAS improved by 18.0 ppts, 20.8 ppts and 31.6 ppts in Americas, Developed Europe and RoW, respectively, compared to the same period in 2018. Due to our continued effort in optimizing our Advertising Spend, our return on brand marketing spend improved significantly in all segments. The improvement in ROAS was particularly pronounced in RoW which was driven by the largest reduction in Advertising Spend among the segments, compared to the same period in 2018.

Expenses (€ millions)

	Costs and Expenses			As a % of Revenue
	Three months ended June 30,			Three months ended June 30,
	2019	2018	Δ %	2019	2018	Δ in ppts
Cost of revenue	€2.1	€1.4	50%	1%	1%	—%
of which share-based compensation	0.1	0.1	—%
Selling and marketing	180.8	227.5	(21)%	81%	97%	(16)%
of which share-based compensation	0.7	1.0	(30)%
Technology and content	17.6	17.0	4%	8%	7%	1%
of which share-based compensation	1.7	1.3	31%
General and administrative	12.0	15.2	(21)%	5%	6%	(1)%
of which share-based compensation	2.6	3.0	(13)%
Amortization of intangible assets	0.4	0.4	—%	0%	0%	—%
Total costs and expenses	€213.0	€261.6	(19)%	95%	111%	(16)%
Note: Some figures may not add due to rounding.

	Costs and Expenses			As a % of Revenue
	Six months ended June 30,			Six months ended June 30,
	2019	2018	Δ % Y/Y	2019	2018	Δ in ppts
Cost of revenue	€4.0	€3.0	33%	1%	1%	—%
of which share-based compensation	0.1	0.1	—%
Selling and marketing	343.5	483.7	(29)%	79%	98%	(19)%
of which share-based compensation	1.4	1.8	(22)%
Technology and content	36.1	32.5	11%	8%	7%	1%
of which share-based compensation	3.6	2.1	71%
General and administrative	24.3	30.1	(19)%	6%	6%	—%
of which share-based compensation	5.1	5.9	(14)%
Amortization of intangible assets	0.8	0.8	—%	0%	0%	—%
Total costs and expenses	€408.7	€550.2	(26)%	95%	111%	(16)%
Note: Some figures may not add due to rounding.

Cost of revenue
In the second quarter of 2019, cost of revenue increased by €0.7 million to €2.1 million, or 50%, period-over-period, and in the six months ended June 30, 2019 increased by €1.0 million to €4.0 million, or 33%, period-over-period, mainly due to an increase in costs for third-party cloud-related service providers.

Selling and marketing
Selling and marketing expense was 81% of total revenue in the second quarter of 2019, compared to 97% in the same period in 2018.

In the second quarter of 2019, selling and marketing expense decreased by €46.7 million, or by 21%, period-over-period to €180.8 million, of which €169.7 million, or 94%, was Advertising Spend. The decrease was driven by reductions in Advertising Spend to €65.9 million, €64.8 million and €39.1 million in Americas, Developed Europe and RoW, respectively, compared to €74.9 million, €72.8 million and €62.2 million in the same period in 2018.

In the six months ended June 30, 2019 selling and marketing expense decreased by €140.2 million, or by 29%, period-over-period to €343.5 million, of which €319.7 million, or 93%, was Advertising Spend. The decrease was driven by reductions in Advertising Spend to €121.6 million, €123.3 million and €74.9 million in Americas, Developed Europe and RoW, respectively, compared to €168.1 million, €154.4 million and €124.7 million in the same period in 2018.

We continued to optimize our Advertising Spend across all segments and all marketing channels in order to improve our ROAS. In the second quarter of 2019, we reduced our Advertising Spend by 12%, 11% and 37% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2018. The period-over-period reduction in our Advertising Spend was higher in RoW than those in the other segments. In the six months ended June 30, 2019, we reduced our Advertising Spend by 28%, 20% and 40% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2018.

In the second quarter of 2019, other selling and marketing expense excluding share-based compensation decreased by €6.3 million to €10.4 million, or 38%, period-over-period, and for the six months ended June 30, 2019 decreased by €12.2 million to €22.4 million, or 35%, period-over-period. The decrease was primarily driven by a reduction of personnel costs of €4.0 million and €7.0 million during the second quarter of 2019 and the six months ended June 30, 2019, as our headcount decreased compared to the same periods in 2018, and by lower investments in the production of television advertisements of €0.8 million and €3.3 million, compared to the same periods in 2018. The decrease was also driven by lower telecommunication and service fees compared to the same periods in 2018 and higher depreciation in 2018 which was mainly driven by higher asset retirement obligation for our old buildings prior to the move to our new corporate headquarters.

Share-based compensation decreased by €0.3 million to €0.7 million in the second quarter of 2019 and decreased by €0.4 million to €1.4 million in the six months ended June 30, 2019 compared to the same periods in 2018.

Technology and content
For the second quarter of 2019, technology and content expense increased by €0.6 million to €17.6 million, or 4%, period-over-period, and for the six months ended June 30, 2019 increased by €3.6 million to €36.1 million, or 11%, period-over-period. The increases were primarily driven by higher share-based compensation expense of €0.4 million and €1.5 million during the second quarter of 2019 and the six months ended June 30, 2019, compared to the same periods in 2018, and by an increase in office expense of €0.5 million and €1.2 million, respectively, as we moved into our new campus in June 2018. Our personnel costs decreased by €0.3 million in the second quarter of 2019 and increased by €1.0 million in the six months ended June 30, 2019, compared to the same periods in 2018. The decrease in the second quarter of 2019 resulted primarily from a reduction in employee benefits compared to the same period in 2018, which was partly offset by a reduced capitalization of our developers’ salaries. The increase in the six months ended June 30, 2019 resulted mostly from a reduced capitalization of our developers’ salaries, compared to the same period in 2018, as well as from offsetting effects of changes in compensation expense and related social security amounts and employee benefits between the first two quarters. Our external content development costs decreased by €0.1 million and €0.6 million during the second quarter of 2019 and six months ended June 30, 2019, respectively, compared to the same periods in 2018, which was fully offset in the six months June 30, 2019 by higher third-party IT service provider costs due to increased cloud-related and data center expense.

General and administrative
For the second quarter of 2019, general and administrative expense decreased by €3.2 million to €12.0 million, or 21%, period-over-period, and for the six months ended June 30, 2019, decreased by €5.8 million to €24.3 million, or 19%, period-over-period.

The decrease was driven by a reduction in professional fees and other expenses of €2.5 million and €4.2 million during the second quarter of 2019 and six months ended June 30, 2019, compared to the same periods in 2018, primarily driven by a decrease in legal, consulting and audit expense, the impairment of internal-use software in the second quarter of 2018 and taxes withheld in foreign jurisdiction reclassified in the fourth quarter of 2018. This was partly offset in the six months ended June 30, 2019 by additional local advertisement related taxes and by non-recurring adjustments in 2018 relating to losses on receivables and insurance expenses. Personnel costs decreased by €0.3 million and €0.8 million during the second quarter of 2019 and six months ended June 30, 2019 due to a reduction in headcount, compared to the same periods in 2018. Share-based compensation decreased by €0.4 million to €2.6 million in the second quarter of 2019 and decreased by €0.8 million to €5.1 million in the six months ended June 30, 2019, compared to the same periods in 2018.

trivago Campus
We moved into our new campus in Düsseldorf in June 2018. The contractual lease agreements triggered build-to-suit treatment under U.S. GAAP, and the move-in triggered a sale and subsequent leaseback transaction. Upon adoption of the new leasing standard, ASC 842, on January 1, 2019, the contractual lease obligation was transitioned to being accounted for as an operating lease.

Prior to 2019, our lease payments relating to the premises were bifurcated into a portion allocated to the building (a reduction of the financing obligation) and a portion allocated to the land on which the building was constructed, which was treated as an operating lease that commenced in July 2015. Under ASC 842, a right-of-use asset and related operating lease liability are recorded on our balance sheet at June 30, 2019. Our associated lease expense is allocated across our operating cost categories.

Amortization of intangible assets
Amortization of intangible assets remained unchanged at €0.4 million during the second quarter of 2019, compared to the same period in 2018. These amortization costs relate predominantly to intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago in 2013, which were allocated to trivago.

Share-based compensation
Share-based compensation decreased by €0.4 million to €5.0 million in the second quarter of 2019 and increased by €0.4 million to €10.3 million in the six months ended June 30, 2019, compared to the same periods in 2018.

Net income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended June 30,			Six months ended June 30,
	2019	2018	Δ €	2019	2018	Δ €
Operating income/(loss)	€10.4	€(26.6)	37.0	€23.4	€(55.8)	79.2
Other income/(expense)
Interest expense	0.0	(0.3)	0.3	(0.0)	(0.3)	0.3
Other, net	0.4	(0.4)	0.8	0.7	(0.3)	1.0
Total other income/(expense), net	€0.4	€(0.7)	1.1	€0.7	€(0.6)	1.3

Income/(loss) before income taxes	10.8	(27.3)	38.1	24.1	(56.4)	80.5
Expense/(benefit) for income taxes	4.9	(6.6)	11.5	10.5	(13.9)	24.4
Income/(loss) before equity method investment	€5.9	€(20.7)	26.6	€13.6	€(42.5)	56.1
Income/(loss) from equity method investment	0.0	(0.0)	0.0	0.1	(0.0)	0.1
Net income/(loss)	€5.9	€(20.7)	26.6	€13.7	€(42.5)	56.2

Adjusted EBITDA	€18.5	€(17.7)	36.2	€39.4	€(39.6)	79.0
Note: Some figures may not add due to rounding.
(1) “Adjusted EBITDA” (Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization and Share Based Compensation) is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 22 to 23 herein for explanations and reconciliations of non-GAAP measures used throughout this release.

Net income increased by €26.6 million to €5.9 million in the second quarter of 2019 and by €56.2 million to €13.7 million in the six months ended June 30, 2019, compared to the same period in 2018, reflecting a substantial increase in our profitability as we reduced our Advertising Spend to adapt to the changing dynamics on our marketplace. Accordingly, Adjusted EBITDA increased by €36.2 million to €18.5 million in the second quarter of 2019 and by €79.0 million to €39.4 million in the six months ended June 30, 2019, compared to the same periods in 2018.

Income taxes
Income tax expense was €4.9 million in the second quarter of 2019, compared to an income tax benefit of €6.6 million in the same period in 2018. The total weighted average tax rate was 30%, which was mainly driven by the German statutory rate of approximately 31%. Our effective tax rate was 45.7% largely due to the effect of share-based compensation expenses, which are non-deductible for tax purposes, compared to 24.1% in the second quarter of 2018.

In the six months ended June 30, 2019, income tax expense was €10.5 million, compared to an income tax benefit of €13.9 million in the same period in 2018. Our effective tax rate was 43.6%, compared to 24.7% in the same period in 2018. The effective tax rates for the six months ended June 30, 2019 and 2018 were mainly due to the effect of share-based compensation expenses.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses from prior periods amounted to €0.7 million as of June 30, 2019 and €0.0 million as of December 31, 2018, respectively. A liability for these tax benefits was included under other long-term liabilities in the consolidated interim financial statements. If recognized in 2019, these tax benefits would affect our effective tax rate for the second quarter of 2019 by a negative 6.4% (i.e. a tax benefit).

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €216.6 million as of June 30, 2019, of which €214.3 million were included in current assets and €2.3 million of long-term restricted cash were included in other long-term assets in the balance sheet primarily relating to the new campus building, compared to total cash, cash equivalents and restricted cash of €164.3 million as of December 31, 2018. The increase of €52.3 million was mainly driven by €55.5 million of positive cash flows from operating activities, which were mainly due to changes in operating assets and liabilities and additional positive effects from net income excluding non-cash expenses.

Changes in operating assets and liabilities resulted in an increase in cash and cash equivalents of €23.8 million primarily due to increasing accounts payable. Accounts payable increased by €32.6 million as of June 30, 2019 compared to December 31, 2018, primarily due to an increase in Advertising Spend, which increased from €100.9 million in the fourth quarter of 2018 to €169.7 million in the second quarter of 2019. Accounts receivable slightly increased by €13.8 million to €108.5 million as of June 30, 2019 compared to December 31, 2018.

Net income of €13.7 million included non-cash expenses for share-based compensation of €10.3 million and depreciation of €4.8 million, which further contributed to net cash provided by operating activities. Negative cash flows from investing activities were €3.2 million, which primarily related to capital expenditures including internal-use software and website development.

Our current ratio decreased from 4.4 as of December 31, 2018 to 3.3 as of June 30, 2019 as the increase in our current liabilities, driven by the increase in Accounts payable, was higher than the increase in our current assets.

Update on legal proceedings
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged breaches of Australian consumer law relating to our advertisements in Australia concerning the hotel prices available on our Australian site and our strike-through pricing practice, which is the display adjacent to the price quote in the top position in our search results of a higher price that is crossed out. Each party has submitted the primary evidence upon which it intends to rely at trial. The court has set trial date for September 9, 2019. Management has established a provision in respect of this matter.

A consolidated class action is pending against us in the United States District Court for the Southern District of New York alleging securities law violations in our IPO registration statement and certain later disclosures. On February 26, 2019, the court granted the motion to dismiss as to all defendants, without granting plaintiffs leave to further amend the complaint. On June 27, 2019, plaintiffs filed a brief with the United States Court of Appeals for Second Circuit appealing this decision.

The outcomes of these matters could have a material adverse effect on our business, financial condition or results of operations.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except per share amounts) (unaudited)

ASSETS	As of June 30, 2019	As of December 31, 2018
Current assets:
Cash and cash equivalents	€214,138	€161,871
Restricted cash	122	122
Accounts receivable, less allowance of €238 and €250 at June 30, 2019 and December 31, 2018, respectively	57,676	54,981
Accounts receivable, related party	50,788	39,655
Tax receivable	512	281
Prepaid expenses and other current assets	6,427	8,346
Total current assets	329,663	265,256

Property and equipment, net	34,302	162,001
Operating lease right-of-use assets	99,003	—
Deferred income taxes	640	—
Other long-term assets	7,073	6,148
Intangible assets, net	170,767	171,609
Goodwill	490,554	490,529
TOTAL ASSETS	€1,132,002	€1,095,543

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€66,210	€33,656
Income taxes payable	9,581	1,221
Deferred revenue	7,205	7,863
Payroll liabilities	3,517	8,531
Accrued expenses and other current liabilities	8,490	9,650
Operating lease liability	5,705	—
Total current liabilities	100,708	60,921

Operating lease liability	97,296	—
Financing obligations	—	127,705
Deferred income taxes	49,925	46,550
Other long-term liabilities	2,392	6,784

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 50,170,872 and 42,559,884 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	3,010	2,554
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 301,687,967 and 308,687,967 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	181,013	185,213
Reserves	771,501	757,262
Contribution from parent	122,307	122,307
Accumulated other comprehensive loss	(22)	(89)
Accumulated deficit	(196,128)	(213,664)
Total stockholders' equity	881,681	853,583
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€1,132,002	€1,095,543

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share amounts) (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Revenue	€143,784	€146,379	€277,756	€306,596
Revenue from related party	79,651	88,620	154,434	187,767
Total revenue	223,435	234,999	432,190	494,363

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	2,079	1,447	3,980	3,026
Selling and marketing (1)(3)	180,840	227,481	343,538	483,707
Technology and content, including related party (1)(2)(3)	17,630	17,067	36,093	32,537
General and administrative, including related party (1)(2)(3)	12,049	15,208	24,288	30,087
Amortization of intangible assets (2)	421	421	843	842
Operating income/(loss)	10,416	(26,625)	23,448	(55,836)

Other income/(expense)
Interest expense	8	(284)	(18)	(301)
Other, net	386	(373)	704	(277)
Total other income/(expense), net	394	(657)	686	(578)

Income/(loss) before income taxes	10,810	(27,282)	24,134	(56,414)
Expense/(benefit) for income taxes	4,940	(6,578)	10,526	(13,929)
Income/(loss) before equity method investment	5,870	(20,704)	13,608	(42,485)
Income/(loss) from equity method investment	39	(29)	129	(46)
Net income/(loss)	5,909	(20,733)	13,737	(42,531)

Earnings per share available to common stockholders (4):
Basic	€0.02	€(0.06)	€0.04	€(0.12)
Diluted	0.02	(0.06)	0.04	(0.12)
Shares used in computing earnings per share:
Basic	351,835	350,789	351,686	350,767
Diluted	356,533	350,789	356,495	350,767

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
(1) Includes share-based compensation as follows:
Cost of revenue	€74	€52	€138	€81
Selling and marketing	657	1,045	1,402	1,799
Technology and content	1,691	1,247	3,646	2,092
General and administrative	2,613	3,011	5,144	5,885

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€704	€509	€1,360	€1,004
Amortization of internal use software costs included in general and administrative	324	186	632	338
Amortization of acquired technology included in amortization of intangible assets	97	178	193	213

(3) Includes related party expense as follows:
Cost of revenue	€11	€15	€22	€29
Selling and marketing	72	—	163	—
Technology and content	154	129	262	277
General and administrative	33	—	140	—

(4) Represents basic and diluted earnings per share of Class A and Class B common stock and weighted-average shares of Class A and Class B common stock outstanding for the period from January 1 through June 30 for the respective years.

We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Operating activities:
Net income/(loss)	€5,909	€(20,733)	€13,737	€(42,531)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	2,649	3,106	4,819	5,529
Amortization of intangible assets	421	421	842	842
Impairment of internal-use software and website development	—	980	96	1,145
Share-based compensation	5,035	5,355	10,330	9,857
Deferred income taxes	668	(6,578)	1,732	(14,371)
Foreign exchange loss	5	365	131	231
Bad debt expense	166	61	346	188
Loss on disposal of fixed assets	—	5	1	7
Gain from settlement of asset retirement obligation	(209)	—	(209)	—
(Gain)/loss from equity method investment	(39)	29	(129)	46
Changes in operating assets and liabilities:
Accounts receivable, including related party	(11,214)	(17,388)	(14,207)	(59,827)
Prepaid expense and other assets	1,300	1,492	1,903	873
Accounts payable	13,308	(13,137)	32,295	23,301
Payroll liabilities	(2,973)	(739)	(5,014)	(718)
Accrued expenses and other liabilities	471	498	1,316	1,680
Deferred revenue	(565)	(472)	(658)	654
Taxes payable/receivable, net	3,940	(416)	8,129	(1,175)
Net cash provided by/(used in) operating activities	€18,872	€(47,151)	€55,460	€(74,269)

Investing activities:
Capital expenditures, including internal-use software and website development	(1,601)	(11,525)	(3,205)	(17,283)
Proceeds from sale of fixed assets	14	7	27	26
Net cash used in investing activities	€(1,587)	€(11,518)	€(3,178)	€(17,257)

Financing activities:
Proceeds from exercise of option awards	5	2	165	8
Repayment of other non-current liabilities	(66)	—	(168)	—
Net cash provided by/(used in) financing activities	€(61)	€2	€(3)	€8

Effect of exchange rate changes on cash	(25)	230	(12)	(102)
Net increase/(decrease) in cash, cash equivalents and restricted cash	€17,199	€(58,437)	€52,267	€(91,620)
Cash, cash equivalents and restricted cash at beginning of the period	199,376	159,717	164,308	192,900
Cash, cash equivalents and restricted cash at end of the period	€216,575	€101,280	€216,575	€101,280

Supplemental cash flow information:
Cash paid for interest	€18	€33	€42	€33
Cash paid for taxes, net of (refunds)	453	414	672	1,173
Non-cash investing and financing activities:
Fixed assets-related payable	790	1,461	790	1,461
Capitalization of construction in process related to build-to-suit lease	—	10,124	—	21,406

Earnings per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Numerator (€ thousands)
Net income/(loss)	€5,909	€(20,733)	€13,737	€(42,531)

Denominator (in thousands)
Weighted average number of common shares:
Basic	351,835	350,789	351,686	350,767
Diluted	356,533	350,789	356,495	350,767

Net income (loss) per share:
Basic(1)	€0.02	€(0.06)	€0.04	€(0.12)
Diluted(2)	€0.02	€(0.06)	€0.04	€(0.12)
(1) Basic net income (loss) per common share is computed by dividing (A) net income (loss) by (B) basic weighted average common shares outstanding.
(2) Diluted net income (loss) per common share is computed by dividing (A) net income (loss) (B) the diluted weighted average common shares outstanding, which has been adjusted to include potentially dilutive securities. Diluted net income (loss) per common share for the comparative period ended June 30, 2018 does not include the effects of the exercise of then-outstanding stock options as the inclusion of these instruments would have been anti–dilutive.

The split between Class A and Class B shares of trivago N.V. as of June 30, 2019, is as follows:

	Class A shares	Class B shares	Total
Number of Shares	50,170,872	301,687,967	351,858,839
Shares in %	14%	86%	100%

trivago N.V. Key Metrics

•
The following metrics are intended as a supplement to the financial information found in this release and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.

•
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

•	These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.

•	Some numbers may not add due to rounding.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
ROAS by segment
Americas	124.3%	112.3%	125.8%	107.8%
Developed Europe	143.9%	127.4%	148.6%	127.8%
Rest of World	114.8%	87.2%	118.5%	86.9%
Consolidated ROAS	129.6%	110.1%	132.9%	108.9%

Qualified Referrals by segment (in millions)
Americas	35.0	46.9	74.0	106.8
Developed Europe	49.4	63.5	97.3	133.5
Rest of World	46.9	66.7	89.3	126.2
Consolidated Qualified Referrals	131.3	177.1	260.6	366.6

RPQR by segment
Americas	€2.34	€1.79	€2.07	€1.70
Developed Europe	1.89	1.46	1.88	1.48
Rest of World	0.96	0.81	0.99	0.86
Consolidated RPQR	€1.67	€1.30	€1.63	€1.33

Notes & Definitions:
Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or return on Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing.

RPQR: We use average revenue per Qualified Referral, to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period.

Qualified Referral: We define a Qualified Referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one Qualified Referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define adjusted EBITDA as net income (loss):

1.	Less: income/(loss) from equity method investment

2.	Plus: expense/(benefit) for income taxes,

3.	Plus: total other (income)/expense, net,

4.	Plus: depreciation of property and equipment, including amortization of internal use software and website development

5.	Plus: amortization of intangible assets and

6.	Plus: share-based compensation

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We are not able to provide a reconciliation of our adjusted EBITDA guidance to net income/(loss), the comparable GAAP measure, because certain items that are excluded from adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share-based compensation, interest, taxes, depreciation and amortization without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization and Share-Based Compensation) (€ millions)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Net income/(loss)	€5.9	€(20.7)	€13.7	€(42.5)
Income/(loss) from equity method investment	0.0	(0.0)	0.1	(0.0)
Income/(loss) before equity method investment	€5.9	€(20.7)	€13.6	€(42.5)
Expense/(benefit) for income taxes	4.9	(6.6)	10.5	(13.9)
Income/(loss) before income taxes	€10.8	€(27.3)	€24.1	€(56.4)
Add/(less):
Interest expense	(0.0)	0.3	0.0	0.3
Other, net	(0.4)	0.4	(0.7)	0.3
Operating income/(loss)	€10.4	€(26.6)	€23.4	€(55.8)
Depreciation	2.6	3.1	4.8	5.5
Amortization of intangible assets	0.4	0.4	0.8	0.8
EBITDA	€13.5	€(23.1)	€29.1	€(49.5)
Share-based compensation	5.0	5.4	10.3	9.9
Adjusted EBITDA	€18.5	€(17.7)	€39.4	€(39.6)
Note: Some figures may not add due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this release and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•	our ability to grow our revenue in future periods, or at rates deemed sufficient by the market without reducing our profits or incurring losses;

•	our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their bidding strategy;

•
factors that contribute to our period-over-period volatility in our financial condition and result of operations, and how they may negatively impact our ability to meet the financial guidance that we communicate to the market;

•	our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;

•	the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;

•	the effectiveness of our measures to increase advertiser diversity on our marketplace;

•	increasing competition and consolidation in our industry;

•	our focus on hotel and other accommodations if users expect other services;

•	our ability to innovate and provide tools and services that are useful to our users and advertisers;

•	our dependence on relationships with third parties to provide us consumer reviews;

•	our reliance on search engines, which may change their business models or algorithms;

•	any inaccuracies in, or misinterpretation of, the assumptions and estimates and data we use to make decisions about our business;

•	changes to and our compliance with applicable laws, rules and regulations;

•	the impact of any legal and regulatory proceedings to which we are or may become subject;

•	potential disruptions in the operation of our systems, security breaches and data protection;

•	impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2018 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this release, whether as a result of new information, future events or otherwise.